

S          20007207

SEC
Mail Processing
Section

JAN 2 4 2020

Washington DC
415

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

FACING PAGE

| SEC FILE NUMBER |
|---|
| 8-69416 |

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/19____ AND ENDING____12/31/19____

                                                MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marble Two Capital, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**11766 Wilshire Boulevard, Suite 1230**

(No. and Street)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

| **Los Angeles** | **California** | **90025-6580** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay A. Chevli                                                (310) 453-5706

                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brian W. Anson, CPA**

(Name – if individual, state last, first, middle name)

| **18401 Burbank Blvd., Suite 120** | **Tarzana** | **California** | **91356** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, __VIJAY A. CHEVLI_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Marble Two Capital, LLC_____ , as
of __December 31, 2019_____ , 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None.

_____

_____


_____
Signature

*M ANAGER .*
_____
Title

*Brad Beilinson* 1/22/20
_____
Notary Public

BRAD BEILINSON
COMM. #2149910
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 19, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ACKNOWLEDGMENT

State of California
County of _____ Los Angeles _____ )

On __ 1/22/2020 __ before me, __ Brad Beilinson, Notary Public __
(insert name and title of the officer)

personally appeared __ VIJAY A. CHEVLI _____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BRAD BEILINSON
COMM. #2149910
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 19. 2020

Signature ___Brad Beilinson___          (Seal)

**MARBLE TWO CAPITAL, LLC**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Marble Two Capital, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Marble Two Capital, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Marble Two Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Marble Two Capital, LLC's management. My responsibility is to express an opinion on Marble Two Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Marble Two Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Marble Two Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Marble Two Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Marble Two Capital, LLC's auditor since 2018.
Tarzana, California
January 8, 2020

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2019


MARBLE TWO CAPITAL, LLC
Statement of Financial Condition
December 31, 2019

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 14,976 |
| Other assets | | 0 |
| **Total Assets** | $ | 14,976 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 0 |
| Member's equity | | 14,976 |
| Total Liabilities and Member's Equity | $ | 14,976 |

The accompanying notes are an integral part of these financial statements.

## MARBLE TWO CAPITAL, LLC
### Notes to Financial Statements
#### December 31, 2019

Note 1 -   Summary of Significant Accounting Policies

**Business Operations**

Marble Two Capital, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i).   Pursuant to NASD Rule 1014, the Company's New Member Application was granted by FINRA on June 23, 2015. The Company operates as a Delaware Limited Liability Company.  A member of the Company has limited personal liability for obligations or debts of the entity.  The Company was organized in April 2012 and is a member of Financial Industry Regulatory Authority ("FINRA").  The Company's customers are located throughout the United States.

The Company provides merger and acquisition advisory and investment banking services as well as private placements and does business as Innovus Capital.

**Commission Income**

Commission income related to the capital raising efforts for private and accredited clients is recognized when earned. One client accounted for 76.0 percent of total revenues.

**Receivable from Commissions**

Commissions receivable are generally collected in full in the month following their accrual.  As such, management has not recorded an allowance for doubtful accounts on these receivables.  Management records an allowance for bad debts based on a collectability review of specific accounts.  Any receivables deemed uncollectible are written off against the allowance.

**Income Taxes**

The Company is not subject to federal income taxes; an individual member of the Company is required to report their distributive share of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns. The State of California has similar treatment, although there exists a provision for a gross receipts tax.  Income tax expense for year ended December 31, 2019 is $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2019

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - ASC 606 Revenue Recognition

1. Revenue

A. Significant Accounting Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Marble Two Capital, LLC recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by Marble Two Capital, LLC from a customer, are excluded from revenue.

B. Nature of Services

The following is a description of activities, separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Marble Two Capital, LLC generates its revenue. Reportable segments include:

(a) fees earned, which includes fees earned from affiliated entities; investment banking fees; merger and acquisition advisory; account supervision and investment advisory fees; administrative fees; revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from companies subject to The Investment Company Act of 1940 ("1940 Act") and networking fees from 1940 Act companies; and (b) other revenue.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2019

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2019.

Note 4 -    Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of approximately $14,976 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0 percent. The Securities and Exchange Commission permits a ratio of no greater than 15.0 to 1.0.

Capital distributions to a member of the Company can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable a member of the Company to pay federal income taxes on profits, among other purposes.

Note 5 -    Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 -    Commitments and Contingencies

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

The accompanying notes are an integral part of these financial statements.

## MARBLE TWO CAPITAL, LLC
### Notes to Financial Statements
### December 31, 2019

Note 7 -   Related Party Transactions

The Company and an affiliate (the "Affiliate") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. During fiscal year 2019, the Affiliate provided office space and other expenses to the Company under an expense sharing agreement. During 2019, the Company paid $5,580 to the affiliate under this agreement. At December 31, 2019 the Company had a $0 payable to the affiliate.

Expenses

| | |
|---|---|
| Legal and Professional | $   600 |
| Marketing and Entertainment (other expenses) | 1,200 |
| Office and Administrative (other expenses) | 1,380 |
| Rent Expense (other expenses) | 2,400 |
| | $ 5,580 |

Note 8 -   Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through January 8, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The accompanying notes are an integral part of these financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2019

**Schedule II**

MARBLE TWO CAPITAL, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

A computation of reserve requirement is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

*Non-Confidential, Public Copy*

**Schedule III**

MARBLE TWO CAPITAL, LLC
Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

**BRIAN W. ANSON**

*Certified Public Accountant*

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Marble Two Capital, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Marble Two Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marble Two Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Marble Two Capital, LLC, stated that Marble Two Capital, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Marble Two Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Marble Two Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 8, 2020

## MARBLE TWO CAPITAL, LLC
## Exemption Report Pursuant to Amendments to Rule 17a-5:
## Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Marble Two Capital, LLC, the firm is exempt from Customer Protection Rule 15c3-3 and has been exempt throughout the period from January 1, 2019 to December 31, 2019.

The firm claims an exemption from Rule 15c3-3 under the provision in paragraph (k)(2)(i) (Special Account for the Exclusive Benefit of Customers will be maintained as warranted).

The firm has met the identified exemption provision throughout the most recent fiscal year without exception.


_V. Chevli_
Vijay A. Chevli, Chief Executive Officer
Marble Two Capital, LLC


January 8, 2020